[GRAPHIC OMITTED]


------------------------------------------------------------------------------


PO Box HM 1593, Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road, Hamilton HM GX              Telephone  +1 (441) 295-6935
Bermuda                                           Fax:     +1 (441) 295-3494
-------------------------------------------------------------------------------




                                                               January 11, 2007


VIA EDGAR

Cecilia D. Blye, Esq.
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

               Re:  Frontline Ltd.
                    Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 1-16601

Dear Ms. Blye:

     On behalf of Frontline Ltd. (the "Company"), we respond to your letter dated November 14, 2006, in which the Staff of the Securities and Exchange Commission (the "Staff") requested supplemental information relating to the general comments set forth below relating to the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005 (the "Annual Report"). The Company's responses, together with the Staff's comments, are set forth below.

1. We note from public media sources that you may have operations in or contacts with Iran, a country identified as state sponsor of terrorism by the U.S. State Department and subject to U.S. export controls and sanctions. We note that the Market Overview section of the Form 20-F refers to Iran, the Middle East and OPEC countries in a discussion of general market demand and related geopolitical tension. However, the 20-F does not contain any information relating to operations or contacts associated with Iran. Please describe your contacts with Iran, if any, and discuss their materiality to you in light of the country's status as a state sponsor of terrorism. Please also discuss whether the contacts constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran, including through affiliates and other direct and indirect arrangements.

As the Annual Report sets forth, the Company, through wholly-owned subsidiaries, operates very large crude carriers, or VLCCs, and Suezmax tankers. The Company then charters its vessels to third parties under voyage charterers, contracts of affreightment, time charters or pooling arrangements. The Company is a Bermuda company and none of its employees involved in the chartering of its vessels are U.S. persons. Accordingly, the Company is not covered by the regulations of the Office of Foreign Asset Control ("OFAC") relating to doing business with the Iran.

The Company does not carry oil cargoes for its own account. The Company carries oil cargoes as directed by the charterers of its vessels. In many cases, the charterers, in turn, subcharter the vessels to subcharterers who may carry oil cargoes either for third parties or for their own account. The Company is not in privity of contract with subcharterers of its vessels who determine for whose account oil cargoes may be carried and at which ports the Company's vessels may call. Similarly, the Company does not know when it enters into a charter who may be the owner of the cargo that its vessel will carry.

The Company has had a total of three charters with the National Iranian Tanker Company ("NITC") and Naft Iran Trade Co ("NICO") during 2005 and 2006. With respect to these direct contractual arrangements, the Company concluded one voyage charter with NICO in the year ended December 31, 2005, which generated operating revenues of $2.8 million. This amount constituted .1867% of the Company's total operating revenues of $1.5 billion in 2005. During 2006 to date, the Company has concluded one voyage charter with NITC and one voyage charter with NICO, generating operating revenues of $7.4 million, or .6167% of total operating revenues of $1.2 billion for the nine months ended September 30, 2006.

The Company's vessels have also been chartered to international oil companies and oil trading houses that have directed the Company's vessels to Iranian ports to carry cargoes on their behalf. This carriage is permitted by OFAC rules. In those cases, the Company has no contract with the owner of the cargo and does not know the identity of the cargo owner, whether Iranian or not. The Company is merely directed to a load port where it is instructed by the charterer to load an oil cargo, and to a discharge port where the cargo is offloaded. Under the charter agreements with its customers, which follow industry standard arrangements, the Company does not have the ability to prohibit its charterers from sending its vessels to Iran to carry cargoes.

When a Company vessel is voyage chartered and the voyage charterer directs the vessel to an Iranian port, as is standard in the shipping industry, the Company pays port charges at the Iranian load port to the port authority. These costs normally range from $70,000 for a Suezmax and up to $110,000 for a VLCC. In cases where a Company vessel has been time chartered to a third party, as described in the Annual Report, the time charterer, not the Company, bears port charges to the port authority. The Company believes that its vessels made approximately 30 calls while on voyage charters to Iran during 2005, which would result in aggregate payments to port authorities ranging from $2.8 million to $3.3 million.

Given the insignificant amount of business done by the Company with Iranian companies directly, the Company believes that its business with Iran is immaterial to its investors, and has not included a separate discussion of that business in its Annual Report.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

The Company is currently listed both on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange. The Company has been active in the U.S. capital markets since the mid-1990s, first by way of ADRs that were listed on the Nasdaq National Market, and since 2001 by way of the direct listing of its common shares on the NYSE. During that time, the Company believes that U.S. investors in general, and its shareholders in specific, have become familiar with the international energy markets in which the supply of oil by ship to industrial countries such as the United States, the nations of the European Union, India, China and Japan plays a key role. The Company believes that U.S. investors in the energy industry understand that the sources of that oil include Iran. Insofar as the Company is concerned, the Company believes that U.S. investors understand that OFAC regulations permit many U.S. companies to do business with Iran through foreign subsidiaries. The Company is not a U.S person that has established a foreign subsidiary in order to facilitate the continuation of business with Iran. The Company is a completely foreign entity. The Company believes that U.S. investors would take this factor into account in assessing the nature of the Company's involvement with oil cargoes sourced from Iran.

The Company notes the Staff's comments that a number of states have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

The Company does not believe that it should be characterized as doing business with Iran. As set forth under the response to Comment 1, the Company has entered into only three voyage charters with Iranian companies during 2005 and 2006. As the Company is a foreign company with operations located outside the United States, these charters comport with OFAC regulations. Any other calls to Iranian ports have been as a result of contractual relationships between the charterers of the Company's vessels and third parties with which the Company is not in privity.

In this connection, the Company believes that it is not covered by the Louisiana initiative, as that initiative applies to reporting on investments in companies that have facilities or employees or both located in Iran, and the Company does not have facilities or employees in that country. The Arizona initiative applies to companies that have business activities in or with Iran. Here again, the vast amount of the Company's contacts with Iran are the result of contracts not with Iranian entitities but rather with oil majors and oil traders who have directed the Company's vessels to load oil cargoes for them in Iran. The Company believes that its investors understand that the Company does not carry proprietary cargoes and that its business is with oil companies and oil traders.

In  addition,   the  Company  monitors  OFAC  and  international  asset  control regulations and believes that it is in compliance with all such regulations.

Accordingly, the Company believes that qualitatively, the level of its contacts with Iran poses no material risk to its investors.

3. Your qualitative materiality analysis also should address whether the government of Iran or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.

As set forth above, Iranian port authorities collect port charges from the Company when third party voyage charterers direct Company vessels to Iranian ports. However, those payments are insignificant to the Company's business, and are ancillary to the Company's performance of its voyage charters. The Company believes that these insignificant payments do not affect its materiality analysis qualitatively.

4. We note the reference to the Middle East Gulf. If you have contacts with Syria, a country identified by the U.S. State Department as a state sponsor of terrorism, please provide responses consistent with comments one and two above regarding your contact with Syria.

The Company advises the Staff supplementally that its vessels have not called, and do not call, at Syrian ports.

*              *                *                  *            *              *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned with any questions or comments.

                                                      Very truly yours,



                                                       Bjorn Sjaastad
                                                       CEO, Frontline Management
                                                       AS for Frontline Ltd
cc:  Max Webb, Esq.
     Assistant Director
     Division of Corporation Finance
     Securities and Exchange Commission

     Gary J. Wolfe, Esq.
     Seward & Kissel LLP

02089 0009 738425